EXHIBIT 99.4 Media Release Nyangumarta Warrarn Aboriginal Corporation and Rio Tinto sign milestone agreement for Winu Project 10 September 2026 PERTH, Australia--(BUSINESS WIRE)-- The Nyangumarta Warrarn Aboriginal Corporation (NWAC) and Rio Tinto have signed a Project Agreement for the proposed Winu copper-gold mine on Nyangumarta Country, marking a significant milestone in their long-term partnership and the development of the project. This press release features multimedia. View the full release here: https://www.businesswire.com/news/home/20260909798343/en/ Nyangumarta Warrarn Aboriginal Corporation and community members gathered alongside representatives from the Yamatji Marlpa Aboriginal Corporation, Rio Tinto, and Sumitomo Metal Mining.

Building on the Project Planning Agreement signed in 2023, the newly co-designed agreement sets out how Nyangumarta People and Rio Tinto will work together, and how Nyangumarta knowledge, priorities and perspectives will inform the ongoing planning and implementation of activities on Country. This includes how potential impacts of the mine on the environment and Aboriginal cultural heritage will be avoided and minimised throughout project planning and future development. Through the agreement, Nyangumarta People have given their consent for the proposed Winu mine and associated infrastructure on Nyangumarta Country. The project remains subject to regulatory and other required approvals, and a final investment decision. Winu is anticipated to be the first mine developed on Nyangumarta Country, creating new pathways to training, employment and business participation. Nyangumarta and Rio Tinto will continue to explore economic opportunities that support community aspirations and respect Nyangumarta People’s strong connection to Country and culture. Winu is Rio Tinto's most advanced near-term greenfield copper project and an important part of the company's strategy to grow its copper portfolio. The project, located in Western Australia’s Great Sandy Desert, approximately 300 kilometres south of Broome, is a joint venture partnership with Sumitomo Metal Mining Co (SMM). Nyangumarta Elder Margaret (Nyaparu) Rose said the decision had been a long time in the making and carefully considered. “We’ve spent more than five years at the table with Nyangumarta People and Rio Tinto to make sure every voice is heard and everyone has all the information they need to make an informed decision. “Making sure our Country and culture are looked after has been at the heart of every conversation we’ve had about Winu. “The outcome of yesterday’s signing means we will have the means and resources to safeguard Country and provide opportunities for our people, both now and in the future.” Nyangumarta Elder Charlie Wright said the signing was a major milestone, but work will continue in making sure Nyangumarta People continue to have a strong voice in the project. “This agreement gives Nyangumarta People a seat at the table for the life of the project to ensure our culture, heritage, and Country is respected. “Through the opportunities with the project, we want to see our young people get jobs and training, our businesses get work, and our community sharing in the benefits from development on our Country. “We've worked hard to make sure our people were heard, and now the focus is on making sure these promises become a reality.”

Rio Tinto Copper Chief Executive Katie Jackson said: “The signing of this Agreement is an important step forward in advancing Winu towards first copper by 2030. “We sincerely thank Nyangumarta People for their partnership from the earliest days of Winu, and for the time, knowledge and perspectives they have shared to help shape the project and build the foundations of our long-term relationship. “This Agreement formalises how we will continue working together. It is not the conclusion of that work, and for Rio Tinto it reflects our ongoing responsibility to listen, to act with respect and to honour the commitments we have made." Under the joint venture arrangement, Rio Tinto will develop and operate Winu. Rio Tinto holds a 70 per cent interest and SMM holds a 30 per cent interest. View source version on businesswire.com: https://www.businesswire.com/news/home/20260909798343/en/

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